UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on adhesion to the PEP- ICMS (VAT tax) program

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Rio de Janeiro, April 29, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has decided to close ICMS (VAT tax) contingencies with the State of Rio de Janeiro, in the total estimated amount of R$ 1.530 billion, through the disbursement of R$ 544 million, with an avoided cost of 64%.

The decision is based on the special installment payment program called PEP-ICMS (VAT tax), authorized by CONFAZ Agreement 87/20 and created by State Complementary Law 189/2020, which allows a 90% reduction in default charges due in the form of fines and interest.

Of the R$ 544 million total amount to be disbursed, R$ 268 million involve debts which have been contested in administrative or judicial litigation, and which have already been provisioned in the Financial Statements for the year ending December 31, 2020. In addition, according to the rules of this program, the previously deposited guarantees of R$ 188 million will be recovered by the company as soon as authorized by the judiciary.

The remaining amount to be disbursed, in the amount of R$ 276 million, is related to approval of the company's Board of Directors, in a meeting held on April 28, 2021, for the cancellation of part of the scope of the COMPERJ Project. With the cancellation, the ICMS (VAT tax) will be due on fixed assets that were acquired with exemption from this tax for the installation of the Refinery's Train 1. The debts selected for adherence were already provisioned in the financial statements for the year ended 2020. The abovementioned cancellation will also not have an accounting effect on fixed assets, since there is a provision for reduction to the recoverable value of assets (impairment), of an amount corresponding to the cancelled project, recorded in the company's financial statements.

The payment of the debts will be made by the company after approval of the adhesion to the program by the State Finance Department of Rio de Janeiro (SEFAZ). The decision to join the program is in line with the risk management policy associated with tax contingencies and with the strategy of generating value through the negotiation of amounts in dispute.

It is worth clarifying that the company continues to develop the GasLub Cluster (formerly COMPERJ), and the implementation of the Rota 3 Integrated Project (PIR3) is underway, which includes the Rota 3 gas pipeline, the Natural Gas Processing Unit (UPGN), and the set of utilities necessary for its operation. The PIR3 will allow 21 million m3/day of pre-salt gas to be flowed and processed as of 2022.

A development plan for the area is under analysis by the company, as disclosed to the market on December 18, 2019, which also includes a project with integrated operation with the REDUC refinery for the production of basic lubricants and high-quality fuels. Additionally, the implementation in the GasLub Cluster of a thermoelectric plant using pre-salt gas as fuel is under evaluation, with the intention of development in partnership with other investors. These projects, once their economic attractiveness is confirmed, will add value to the oil and gas processing industrial park.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer